UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

October 11, 2018

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☑         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NOS. 333-224307, 333-224307-01, 333-224307-02 AND 333-224307-03) OF TOTAL S.A., TOTAL CAPITAL INTERNATIONAL, TOTAL CAPITAL CANADA LTD. AND TOTAL CAPITAL AND THE REGISTRATION STATEMENT ON FORM S-8 (333-183144 AND 333-222833) OF TOTAL S.A., AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Exhibit Index

EX-4.1:	First Supplemental Indenture between Total Capital, Total S.A. and The Bank of New York Mellon, acting through its London Branch, as trustee, dated as of October 11, 2018, in respect of 3.883% Guaranteed Notes due 2028.
EX-4.2:	The form of Global Note for the $1,000,000,000 3.883% Guaranteed Notes due 2028 (incorporated by reference to Exhibit A to Exhibit 4.1 above).
EX-4.3:	Officer’s Certificate of Total Capital
EX-5.1:	Opinion of Aurélien Hamelle, General Counsel of TOTAL S.A.
EX-5.2:	Opinion of Lycia Alderin, Group U.S. Securities Counsel of TOTAL S.A.

TOTAL S.A. is providing on this Form 6-K (i) the First Supplemental Indenture between Total Capital, Total S.A. and The Bank of New York Mellon, acting through its London Branch, dated as of October 11, 2018, in respect of 3.883% Guaranteed Notes due 2028, (ii) the form of Global Note for the $1,000,000,000 3.883% Guaranteed Notes due 2028 (incorporated by reference to Exhibit A to Exhibit 4.1), (iii) the Officer’s Certificate pursuant to Section 102 of the Indenture dated as of October 2, 2009, as amended by the supplemental indenture dated October 11, 2018, among Total Capital, TOTAL S.A. and The Bank of New York Mellon, acting through its London Branch, as Trustee (the “Indenture”), (iv) the Opinion of Aurélien Hamelle, General Counsel of TOTAL S.A., as to the validity of the Notes and the Guarantees issued on October 11, 2018, pursuant to the Indenture, as to certain matters of French law and (v) the Opinion of Lycia Alderin, Group U.S. Securities Counsel of TOTAL S.A., as to the validity of the Notes and the Guarantees issued on October 11, 2018, pursuant to the Indenture, as to certain matters of United States law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: October 11, 2018	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine Larenaudie
		Title:	Treasurer

Exhibit Index

Exhibit 4.1	First Supplemental Indenture between Total Capital, Total S.A. and The Bank of New York Mellon, acting through its London Branch, as trustee, dated as of October 11, 2018, in respect of 3.883% Guaranteed Notes due 2028.

Exhibit 4.2	The form of Global Note for the $1,000,000,000 3.883% Guaranteed Notes due 2028 (incorporated by reference to Exhibit A to Exhibit 4.1 above).

Exhibit 4.3

Officer’s Certificate pursuant to Section 102 of the Indenture dated as of October 2, 2009, as amended by the supplemental indenture dated October 11, 2018, among Total Capital, TOTAL S.A., and The Bank of New York Mellon, acting through its London Branch, as Trustee.

Exhibit 5.1	Opinion of Aurélien Hamelle, General Counsel of TOTAL S.A., as to the validity of the Notes and the Guarantees issued on October 11, 2018, pursuant to the Indenture, as to certain matters of French law.

Exhibit 5.2	Opinion of Lycia Alderin, Group U.S. Securities Counsel of TOTAL S.A., as to the validity of the Notes and the Guarantees issued on October 11, 2018, pursuant to the Indenture, as to certain matters of United States law.